Exhibit 99.1

James Hardie Industries N.V.

ABRN 097 829 895

Results for the 1st Quarter Ended 30 June 2003

Contents

1.	Media Release

2.	Results At A Glance

3.	Management’s Discussion and Analysis

4.	Management Presentation

5.	Financial Report

The information contained in the above documents should be read in conjunction with the James Hardie 2003 Annual Report which can be found on the company website at www.jameshardie.com.

Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.